                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                SYNTELLECT, INC.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
                                  ------------
                                 (CUSIP Number)

                               Andrea Biller, Esq.
                        Gray Cary Ware & Freidenrich LLP
                        4365 Executive Drive, Suite 1600
                            San Diego, CA 92121-2189
                                 (858) 677-1408
                                 --------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 2 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Geoffrey Nixon
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Zealand
--------------------------------------------------------------------------------
    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       1,830
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       1,830
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,830
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            / /

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.02% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 3 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mission Partners, L.P. (EIN#33-0569956)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       555,600
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       555,600
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            555,600
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              / /
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.92% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 4 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Liberty Nominees Limited (EIN# N/A)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New Zealand
--------------------------------------------------------------------------------
    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       113,000
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       113,000
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,000
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            / /

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            1.00% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 5 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Horizon Offshore, Ltd. (EIN# N/A)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------------------------------------------------------------------
    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       63,400
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       63,400
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            63,400
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            / /

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.56% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 6 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      U.S. Equity Investment L.P. (EIN#65-0153975)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------

    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       95,400
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       95,400
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            95,400
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            / /

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.84% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 7 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Mayfair Capital Fund, L.P. (EIN#13-4024777)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       436,500
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       436,500
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            436,500
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              / /
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            3.87% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 8 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      MCM Associates, Ltd. (EIN# 33-0562278)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       10,000
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       10,000
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,000
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            / /
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.09% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 9 of 14 Pages
------------------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      MCM Profit Sharing Plan - DLJSC- Custodian FBO Geoffrey Nixon TTEE
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) /X/
                                         (b) / /
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (see Instructions)
            WC
--------------------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
            / /
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------------------------------------------------------------------
    NUMBER OF                7  SOLE VOTING POWER
     SHARES                       10,000
                 ---------------------------------------------------------------
  BENEFICIALLY               8  SHARED VOTING POWER
    OWNED BY
      EACH
                 ---------------------------------------------------------------
    REPORTING                9  SOLE DISPOSITIVE POWER
     PERSON                       10,000
      WITH
                 ---------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,000
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
            / /

--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            0.09% (based on 11,293,640 shares outstanding at June 30, 2001)
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

            EP
--------------------------------------------------------------------------------

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 10 of 14 Pages
------------------------------------

     ITEM 1.           SECURITY AND ISSUER

          This Schedule 13D/A relates to shares of Common Stock, $.01 par value, of Syntellect, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 15810 North 28th Avenue, Phoenix, Arizona 85023.

     ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D/A ("STATEMENT") is filed by Geoffrey Nixon ("NIXON"), Mission Partners, L.P. ("MISSION"), Liberty Nominees Limited ("LIBERTY"), Horizon Offshore, Ltd. ("HORIZON"), U.S. Equity Investment, L.P. ("EQUITY"), Mayfair Capital Fund, L.P. ("MAYFAIR"), MCM Associates, Ltd. ("MCM") and MCM Profit Sharing Plan-DLJSC-FBO Geoffrey Nixon TTEE ("PSP") (collectively the "GROUP"; each member of the Group being hereinafter referred to individually as a "MEMBER" and collectively as "MEMBERS"). Nixon's, PSP's and MCM's principal business address is 11 West 42nd Street, 19th Floor, New York NY 10036. Nixon is a citizen of the Country of New Zealand. PSP is a New York profit sharing plan for the benefit of Nixon. Nixon is the sole Trustee and Beneficiary of PSP. Mission's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mission is a Delaware limited partnership. MCM, a Delaware corporation, is the sole general partner of Mission and, as such, MCM has full voting and dispositive power with respect to all of the securities owned by Mission. Nixon is the sole officer, director and shareholder of MCM. Liberty's principal business address is at P.O. Box 10-246, Wellington, New Zealand. Liberty is a private New Zealand company. Liberty has established an account over which MCM has sole investment discretion. It is the account over which MCM has sole investment discretion that has purchased the shares of Issuer Common Stock (as defined below). Horizon's principal business address is at c/o International Management Services, Limited, Harbour Centre, North Church Street, P.O. Box 616, George Town, Grand Cayman, Cayman Islands, B.W.I. Horizon is a private Cayman Islands investment corporation. MCM is the sole investment manager of Horizon and MCM has full voting and dispositve power with respect to all of the securities owned by Horizon. Mayfair's principal business address is 11 West 42nd Street, 19th Floor, New York, NY 10036. Mayfair is a Delaware limited partnership. MCM Capital Management, LLC, a Delaware limited liability company (the "LLC"), is the sole general partner of Mayfair and, as such, LLC has full voting and dispositive power with respect to all of the securities owned by Mayfair. Nixon is the sole management and principal member of LLC. The other member of the LLC is Nixon's wife. Equity is a Delaware limited partnership. Equity's principal address is 1001 North Highway 1, Suite 800, Jupiter, Florida 33477. Equity has established an account over which MCM has sole investment discretion. It is this account over which MCM has purchased the shares of Issuer Common Stock.

          During the last five years, neither any of the Members nor, to the best knowledge of the Members, any of their respective partners, members, officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither any of the Members nor, to the best knowledge of the Members, any of their respective partners, members, officers or directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On July 17, 2001, MCM made an open market purchase of Common Stock totaling 5,500 shares for $10,670 in aggregate consideration, from working capital.

     ITEM 4.   PURPOSE OF TRANSACTION.

          The purchase of Common Stock on July 17, 2001 was based on the Group's ongoing evaluation of Issuer and was acquired for investment purposes only. Subsequent to such purchase, on August 28, 2001, the Group sent a

                                   SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 11 of 14 Pages
------------------------------------

     letter to the Company proposing that (1) two seats be added to the Board of Directors (the "Board") of Issuer, (2) two industry representatives be added to the Board and (3) an MCM nominee be added to the Board.

          Except as described above, the Group has not formulated any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Santa Fe or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies or the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in Issuer's business or corporate structure;

          (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

          (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j) Any action similar to any of those enumerated above.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Nixon owns 1,830 shares of Issuer Common Stock, representing 0.02% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). Mission owns 555,600 shares of Issuer Common Stock, representing 4.92% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). Liberty owns 113,000 shares of Issuer Common Stock, representing 1.00% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). Horizon owns 63,400 shares of Issuer Common Stock, representing 0.56% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). Equity owns 95,400 of Issuer Common Stock representing 0.84% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). Mayfair owns 436,500 shares of Issuer Common Stock, representing 3.87% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). MCM owns 10,000 shares of Issuer Common Stock, representing 0.09% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). PSP owns 10,000 shares of Issuer Common Stock, representing 0.09% of Issuer's issued outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001). The Group, in the aggregate, owns 1,285,730 shares of Issuer Common Stock representing 11.38% of Issuer's issued and outstanding shares (based on 11,293,640 shares outstanding at June 30, 2001).

          (b) Each Member is the sole beneficial owner of the securities identified in subsection (a) above, except that Nixon owns the 1,830 shares of Issuer Common Stock jointly with his wife. MCM, as the sole general partner of Mission, has sole voting and dispositive power over the Issuer Common Stock owned by

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 12 of 14 Pages
------------------------------------

               Mission. MCM, as the sole investment manager of an account established by Liberty and Equity, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Liberty. MCM, as the sole investment manager of Horizon, has sole voting and dispositive power over the shares of Issuer Common Stock owned by Horizon. LLC, as the sole general partner of Mayfair, has sole voting and dispositive power over the Issuer Common Stock owned by Mayfair. Nixon, as the sole Trustee of PSP and sole officer, director and shareholder of MCM, has the sole voting and dispositive power over the Issuer Common Stock owned by PSP and MCM.

          (c) The following transactions in the Common Stock were effected by the Group within the 60 days prior to August 28, 2001:

                                           Number of         Price
           Name                Date         Shares         Per Share           Nature
           ----                ----         ------         ---------           ------
Credit Suisse First Boston    7/17/01       5,500            $1.94      Open market purchase

          (d) No person other than each Member has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock held directly by each respective Member or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

          (e) Not applicable.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

               Each Member of the Group is a party to a Joint Filing Agreement, dated as of March 9, 2000, pursuant to which the parties agreed to jointly file a Schedule 13G and any and all amendments and supplements thereto with the SEC. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Group and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1: Letter dated August 28, 2001 from MCM to Issuer.

                             SCHEDULE 13D/A

------------------------------------
   CUSIP No. 87161-L-10-5                                    Page 13 of 14 Pages
------------------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2001
                                      /s/ Geoffrey Nixon
                                      ------------------------------------------
                                      GEOFFREY NIXON

                                      MISSION PARTNERS, L.P.
                                      By:  MCM Associates, Ltd., General Partner

                                      By:/s/ Geoffrey Nixon
                                      ------------------------------------------
                                            Geoffrey Nixon, President

                                      LIBERTY NOMINEES LIMTED
                                      By:  MCM Associates, Ltd., General Partner

                                      By:/s/ Geoffrey Nixon
                                      ------------------------------------------
                                            Geoffrey Nixon, President

                                      HORIZON OFFSHORE, LTD.

                                      By:/s/ Geoffrey Nixon
                                      ------------------------------------------
                                            Geoffrey Nixon, Director

                                      MAYFAIR CAPITAL FUND, L.P.
                                      By:  MCM Capital Management, LLC.,
                                           General Partner

                                      By:/s/ Geoffrey Nixon
                                      ------------------------------------------
                                            Geoffrey Nixon, Manager

                                      MCM PROFIT SHARING PLAN DLJSC-ASSOCIATION
                                      FBO
                                      Geoffrey Nixon

                                      By:/s/ Geoffrey Nixon
                                      ------------------------------------------
                                            Geoffrey Nixon, Trustee

                                      U.S. EQUITY INVESTMENTS, L.P.
                                      By:  MCM Associates, Ltd., Investment
                                           Manager

                                      By:/s/ Geoffrey Nixon
                                      ------------------------------------------
                                            Geoffrey Nixon, President

                                      MCM ASOOCIATES, LTD.
                                      By:  Manager

                                      By:/s/ Geoffrey Nixon
                                      ------------------------------------------
                                            Geoffrey Nixon, President